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                                                                   Exhibit 99.01

    SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

                       CERTAIN CAUTIONARY STATEMENTS AND
                                 RISK FACTORS



     CSG Systems International, Inc. and its subsidiaries (collectively, the Company) or their representatives from time to time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation, any such statements made or to be made in the Management's Discussion and Analysis of Financial Condition and Results of Operations contained in its various SEC filings or orally in conferences or teleconferences. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995.

     ACCORDINGLY, THE FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO AND ARE ACCOMPANIED BY THE FOLLOWING MEANINGFUL CAUTIONARY STATEMENTS IDENTIFYING CERTAIN IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

     This list of factors is likely not exhaustive. The Company operates in a rapidly changing and evolving business involving the converging communications markets, and new risk factors will likely emerge. Management cannot predict all of the important risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements.

     ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL BE ACCURATE INDICATORS OF FUTURE ACTUAL RESULTS, AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER FROM RESULTS PROJECTED IN FORWARD-LOOKING STATEMENTS AND THAT SUCH DIFFERENCES MAY BE MATERIAL.


RELIANCE ON CCS

     The Company derived approximately 78.3% and 78.0% of its total revenues from its primary product, Communications Control System, and related products and services (collectively, "CCS") in the years ended December 31, 1999 and 1998, respectively. CCS is expected to provide the substantial majority of the Company's total revenues in the foreseeable future.

     The Company continues to develop new products and services to address the evolving needs of its new and existing clients as they roll out new product offerings and enter new markets. A substantial portion of the Company's new products and services require enhancements to the core functionality of CCS. There is an inherent risk of technical problems in maintaining and operating CCS as its complexity is increased. The Company's results will depend upon continued market acceptance of CCS, as well as the Company's ability to continue to adapt, modify, maintain, and operate CCS to meet the changing needs of its clients without sacrificing the reliability or quality of service. Any reduction in demand for CCS would have a material adverse effect on the financial condition and results of operations of the Company.


AT&T RELATIONSHIP

Contract Rights and Obligations
-------------------------------

     The AT&T Contract includes minimum financial commitments by AT&T over the 15-year life of the contract, and includes exclusive rights for the Company to provide customer care and billing products and services for
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AT&T's offerings of wireline video, all Internet/high speed data services, residential wireline telephony services, and print and mail services. Since execution of the AT&T Contract in September 1997 through December 31, 1999, the Company has successfully converted approximately 11 million AT&T cable television customers onto its system, bringing the total of AT&T customers on the Company's system to approximately 14 million.

     The AT&T Contract provides certain performance criteria and other obligations to be met by the Company. The Company is subject to various remedies and penalties if it fails to meet the performance criteria or other obligations. The Company is also subject to an annual technical audit to determine whether the Company's products and services include innovations in features and functions that have become standard in the wireline video industry. If an audit determines the Company is not providing such an innovation and it fails to do so in the manner and time period dictated by the contract, then AT&T would be released from its exclusivity obligation to the extent necessary to obtain the innovation from a third party.

     To fulfill the AT&T Contract and to remain competitive, the Company believes it will be required to develop new and advanced features to existing products and services, as well as new products and services, all of which will require substantial research and development and implementation and operational aptitude. AT&T has the right to terminate the AT&T Contract in the event of certain defaults by the Company. To date, the Company believes it has complied with the terms of the contract. The termination of the AT&T Contract or of any of AT&T's commitments under the contract would have a material adverse effect on the financial condition and results of operations of the Company.

Business Activities and Dependence On AT&T
------------------------------------------

     AT&T completed its merger with TCI in March 1999 and has consolidated the TCI operations into AT&T Broadband. During the year ended December 31, 1999 and 1998, revenues from AT&T and affiliated companies represented approximately 50.5% and 37.4% of total revenues, respectively. The Company expects a similar percentage of its total revenues to be generated from AT&T in 2000.

     AT&T began its efforts to provide convergent communications services in several United States cities during 1999 and expects to continue these efforts in 2000. The Company is working closely with AT&T to provide customer care and billing services to customers in those cities. The convergence of video, telephony and Internet services in the residential market is still in its infancy. As a result, the degree to which converged, broadband services meet with consumer acceptance and capture significant market share is speculative. Further, there may be customer care and billing needs of the broadband consumer that are not foreseen by the Company, or the Company's technological solutions may prove unable to meet the new and unique needs of the converging communications markets. The Company expects to continue performing successfully under the AT&T Contract, but its failure to do so would have a material adverse effect on the financial condition and results of operations of the Company.

     Historically, a substantial portion of the Company's revenue growth resulted from the sale of software and professional services to AT&T, both of which are in excess of the minimum financial commitments included in the contract. There can be no assurance that the Company will continue to sell products and services to AT&T in excess of the minimum financial commitments included in the contract.

AT&T's Planned Merger with MediaOne
-----------------------------------

     AT&T and MediaOne have agreed to merge, with AT&T being the surviving entity. MediaOne has approximately 5.2 million cable television customers, and approximately 1.0 million of these customers are currently being processed on the Company's system. The Company is hopeful that it will have the opportunity to convert the remaining MediaOne customers onto its system soon after the acquisition is complete. There are a number of uncertainties concerning the transaction, however, including its timing and any structure, operational or other limitations that may be imposed by governmental authorities. Should the transaction not be consummated, should it be significantly delayed or its structure or operational authority be altered materially, it may have a material adverse impact upon the company's ability to sustain its growth in the wireline video customer care and billing market.

RENEWAL OF TIME WARNER CONTRACTS
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     During the years ended December 31, 1999 and 1998, revenues from Time
Warner represented approximately 10.2% and 14.1% of total revenues, respectively. The Company provides services to Time Warner under multiple, separate contracts with various Time Warner affiliates. These contracts are scheduled to expire on various dates. The failure of Time Warner to renew contracts representing a significant part of its business with the Company would have a material adverse effect on the financial condition and results of operations of the Company. America Online, Inc. ("AOL") and Time Warner have announced their intention to merge their companies. It would be premature to predict the impact, if any, the successful consummation of this transaction would have on the financial condition or results of operations of the Company.


CONVERSION TO THE COMPANY'S SYSTEMS

     The Company's ability to convert new client sites to its customer care and billing systems on a timely and accurate basis is necessary to meet the Company's contractual commitments and to achieve its business objectives. Converting multiple sites under the schedules required by contracts or business requirements is a difficult and complex process. One of the difficulties in the conversion process is that competition for the necessary qualified personnel is intense and the Company may not be successful in attracting and retaining the personnel necessary to complete conversions on a timely and accurate basis. The inability of the Company to perform the conversion process timely and accurately would have a material adverse effect on the results of operations of the Company.


INDUSTRY CONSOLIDATION AND DEPENDENCE ON CABLE TELEVISION AND DBS INDUSTRIES

     The Company's business is concentrated in the cable television and Direct Broadcast Satellite ("DBS") industries, making the Company susceptible to a downturn in those industries. During the years ended December 31, 1999 and 1998, the Company derived 75.8% and 77.7%, and 15.5% and 13.0% of its total revenues from companies in the U.S. cable television and U.S. and Canadian DBS industries, respectively. A decrease in the number of customers served by the Company's clients, loss of business due to non-renewal of client contracts, industry consolidation, and/or changing consumer demand for services would adversely effect the results of operations of the Company.

     There can be no assurance that new entrants into the cable television market will become clients of the Company. Also, there can be no assurance that cable television providers will be successful in expanding into other segments of the converging communications markets. Even if major forays into new markets are successful, the Company may be unable to meet the special billing and customer care needs of that market. The cable television industry is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that cable television providers are consolidating, decreasing the potential number of buyers for the Company's products and services. Currently, seven providers account for 85% of the U.S. cable television market and two providers account for almost the entire U.S. DBS market. The Company processes at least a portion of the customers for five of the seven cable television providers, and for both of the DBS providers. For the year ended December 31, 1999, approximately 83% of the Company's total revenues were generated from companies either under the control of, or expected to come under the control of, these seven providers. Consolidation in the industry may put at risk the Company's ability to leverage its existing relationships. Should this consolidation result in a concentration of cable television customer accounts being owned by companies with whom the Company does not have a relationship, or with whom competitors are entrenched, it could negatively effect the Company's ability to maintain or expand its market share, thereby adversely effecting the results of operations.


NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

     The market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. The Company believes that its future success in sustaining and growing the annual revenue per customer account depends upon continued market acceptance of its current products, including CCS, and its ability to enhance its current products and develop new products that address the increasingly complex and evolving needs of its clients. Substantial research and development will be required to maintain the competitiveness of the Company's products and services
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in the market. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, the Company is typically responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexity increases. There can be no assurance (i) of continued market acceptance of the Company's current products, (ii) that the Company will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs, or (iii) that the Company will be successful in supporting the implementation and/or operations of product enhancements or new products.


CONVERGING COMMUNICATIONS MARKETS

     The Company's growth strategy is based in large part on the continuing convergence and growth of the cable television, DBS, telecommunications, and on-line services markets. If these markets fail to converge, grow more slowly than anticipated, or if providers in the converging markets do not accept the Company's solution for combining multiple communications services for a customer, there could be a material adverse effect on the Company's growth.


COMPETITION

     The market for the Company's products and services is highly competitive. The Company directly competes with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either a new competitor, or a competitor(s) with greater resources. Many of the Company's current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than the Company, and many already have significant international operations. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors.


ATTRACTION AND RETENTION OF PERSONNEL

     The Company's future success depends in large part on the continued service of its key management, sales, product development, and operational personnel. The Company is particularly dependent on its executive officers. The Company believes that its future success also depends on its ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, additional personnel in the areas of research and development and technical support. Competition for qualified personnel is intense, particularly in the areas of research and development and technical support. The Company may not be successful in attracting and retaining the personnel it requires, which would adversely effect the Company's ability to meet its commitments and new product delivery objectives.


VARIABILITY OF QUARTERLY RESULTS

     The Company's quarterly revenues and results, particularly relating to software and professional services, may fluctuate depending on various factors, including the timing of executed contracts and the delivery of contracted services or products, the cancellation of the Company's services and products by existing or new clients, the hiring of additional staff, new product development and other expenses, and changes in sales commission policies. No assurance can be given that results will not vary due to these factors. As the Company's overall revenue grows, so too does the risk associated with meeting financial expectations for revenue derived from its software and services offerings. As a result, there is a proportionately increased likelihood that the Company may fail to meet revenue and earnings expectations of the analyst community. With the current volatility of the stock market, should the Company fail to meet analyst expectations by even a relatively small amount it would most likely have a disproportionately negative impact upon the market price for the Company's common stock.
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DEPENDENCE ON PROPRIETARY TECHNOLOGY

     The Company relies on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect its proprietary rights in its products. The Company also holds a limited number of patents on some of its newer products, and does not rely upon patents as a primary means of protecting its rights in its intellectual property. There can be no assurance that these provisions will be adequate to protect its proprietary rights. Although the Company believes that its intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company or the Company's clients.


INTERNATIONAL OPERATIONS

     The Company's business strategy includes a commitment to the marketing of its products and services internationally, and the Company has acquired and established operations outside of the U.S. The Company is subject to certain inherent risks associated with operating internationally. Risks include product development to meet local requirements such as the conversion to EURO currency, difficulties in staffing and management, reliance on independent distributors or strategic alliance partners, fluctuations in foreign currency exchange rates, compliance with foreign regulatory requirements, variability of foreign economic conditions, changing restrictions imposed by U.S. export laws, and competition from U.S.-based companies which have firmly established significant international operations. There can be no assurance that the Company will be able to manage successfully the risks related to selling its products and services in international markets.


INTEGRATION OF ACQUISITIONS

     As part of its growth strategy, the Company seeks to acquire assets, technology, and businesses which would provide the technology and technical personnel to expedite the Company's product development efforts, provide complementary products or services or provide access to new markets and clients. Acquisitions involve a number of risks and difficulties, including expansion into new geographic markets and business areas, the requirement to understand local business practices, the diversion of management's attention to the assimilation of acquired operations and personnel, potential adverse short-term effects on the Company's operating results, and the amortization of acquired intangible assets.


SYSTEM SECURITY

     The end users of the Company systems are continuously connected to the Company's products through a variety of public and private telecommunications networks. The Company has plans to integrate the Internet more closely into its product offerings thereby permitting, for example, a customer to use the Internet to review account balances, order a pay per view event or execute similar account management functions. The Company also operates an extensive internal network of computers and systems used to manage internal communications, financial information, development data and the like. The Company's product and internal communications networks and systems carry an inherent risk of failure as a result of human error, acts of nature and intentional, unauthorized attacks from computer "hackers." Opening up these networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems' reliability on the availability and performance of the Internet's infrastructure. Certain system security and other controls for CCS are reviewed annually by an independent party. The Company has recently undergone a security review of its internal systems by an independent party, and is currently implementing a plan intended to minimize the risk of an unauthorized access to the networks and systems.

     The method, manner, cause and timing of an extended interruption or outage in the Company's networks or systems is impossible to predict. As a result, there can be no assurances that the networks and systems will not fail, nor that the Company's business recovery plans will adequately mitigate any damages incurred as a consequence. In addition, should the Company's networks or systems be significantly compromised, it would most likely have a
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material adverse effect on the operations of the Company, including its ability to meet product delivery obligations or client expectations. Likewise, should the Company's networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would most likely result in an immediate loss of revenue, as well as damaging the reputation of the Company. Any of these events could have both an immediate, negative impact upon the Company's short term revenue and profit expectations, as well as its long term ability to attract and retain new clients.


PRODUCT OPERATIONS AND SYSTEM AVAILABILITY

     The Company's product operations are run in both mainframe and distributed system computing environments, as follows:

     Mainframe Environment
     ---------------------

     CCS operates in a mainframe data processing center managed by FDC (the "FDC Data Center"), with end users dispersed throughout the United States and Canada. These services are provided under an agreement with FDC that is scheduled to expire in December 2001. The Company believes it could obtain mainframe data processing services from alternative sources, if necessary. The Company has a business recovery plan as part of its agreement with FDC should the FDC Data Center suffer an extended business interruption or outage. This plan is tested on an annual basis.

     Distributed Systems Environment
     -------------------------------

     The Company also operates certain of its new product applications in its own distributed systems data processing center (the "CSG Data Center") for the benefit of certain clients. Typically, these distributed product applications interface to and operate in conjunction with CCS via telecommunication networks. The Company is currently implementing its business recovery plan for the CSG Data Center. The Company has extensive experience in running applications within the mainframe computing platform, and only within the last few years, began running applications within the CSG Data Center. In addition, the mainframe computing environment and related technology is mature and has proven to be a highly reliable and scaleable computing platform. The distributed systems computing platform is not at the same level of maturity as the mainframe computing platform.

     The end users of the Company systems are continuously connected to the Company's products through a variety of public and private telecommunications networks, and are highly dependent upon the continued availability of the Company's systems to conduct their business operations. Should the FDC Data Center or CSG Data Center, or any particular product application or internal system which is operated within the data centers, as well as the connecting telecommunications networks, experience an extended business interruption or outage, it could have an immediate impact to the business operations of the Company's clients, which could have a material adverse effect on the financial condition and results of operations of the Company.


YEAR 2000

     The Company's business is dependent upon various computer software programs and operating systems that utilize dates and process data beyond the year 2000. If the actions taken by the Company to mitigate its risks associated with the year 2000 are inadequate, there could be a material adverse effect on the financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussion of the Company's efforts to address the year 2000 risks.